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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                 Amendment # 18

                        Mercantile Bancorporation Inc.
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                                (Name of Issuer)

                                 Common Stock
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                         (Title of Class of Securities)

                                   587342106
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                                  CUSIP Number

          Check the following box if a fee is
          being paid with this statement.                           / /
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CUSIP NO.  587342106
          -----------
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1) Names of Reporting Persons              Mercantile Bancorporation Inc.
   S.S. or I.R.S. Identifica-
   tion Nos. of above Persons                       43-0951744
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                                                               (a)
2) Check the appropriate Box if a member of a group
                                                               (b)
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3) SEC Use Only

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4) Citizenship or Place of Organization                            Missouri

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                 (5) Sole Voting Power                             2,690,507
Number of
Shares Bene-     ---------------------------------------------------------------
ficially
Owned by         (6) Shared Voting Power                             284,897
Each Report-
ing Person       ---------------------------------------------------------------
With
                 (7) Sole Dispositive Power                        2,494,137

                 ---------------------------------------------------------------

                 (8) Shared Dispositive Power                      1,061,495

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9)  Aggregate Amount Beneficially Owned by Each Reporting Person   4,510,076
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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

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11) Percent of Class Represented by Amount in Row 9                       8.3%

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12) Type of Reporting Person                                              H.C.

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                                 Page 1 of 5


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Item 1(a)  Name of Issuer:
                         Mercantile Bancorporation Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
                         #1 Mercantile Center
                         St. Louis, Missouri 63101

Item 2(a)  Name of Person Filing:
                         This filing is made by Mercantile Bancorporation Inc., ("MBI"), as a Parent Holding Company pursuant to section 240.13d-1(b)(ii)(G) on behalf of its subsidiaries identified in "Exhibit A" hereto.

Item 2(b)  Address of Principal Business Offices or, if none, Residence:
                         #1 Mercantile Center
                         St. Louis, Missouri 63101

Item 2(c)  Citizenship
                         MBI is a corporation organized and existing under the laws of the State of Missouri, with its principal location in the State of Missouri.

Item 2(d)  Title of Class of Securities:
                         Common Stock

Item 2(e)  CUSIP Number:
                         587342106

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

              (a)  ( ) Broker or Dealer registered under Section 15 of the Act
              (b)  ( ) Bank as defined in section 3(a)(6) of the Act
              (c)  ( ) Insurance Company as defined in section 3(a) (19)
                       of the Act
              (d)  ( ) Investment Company registered under section 8 of
                       the Investment Company Act
              (e)  ( ) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
              (f)  ( ) Employee Benefit Plan, Pension Fund which is
                       subject to the provisions of the Employee
                       Retirement Income Security Act of 1974 or
                       Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)
              (g)  (x) Parent Holding Company, in accordance with
                       Sec. 240.13d-1(b)(ii)(G)
              (h)  ( ) Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)
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Item 4.    Ownership.

           (a) Amount Beneficially Owned:

                                     4,510,076

           (b) Percent of Class:

                                          8.3%

           (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote             2,690,507
            (ii) shared power to vote or to direct the vote             284,897
           (iii) sole power to dispose or to direct the disposition of2,494,137
            (iv) shared power to dispose or to direct the
                 disposition of                                       1,061,495


Item 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another
           Person.

           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           See Exhibit A

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable

Item 9.    Notice of Dissolution of Group.

           Not Applicable
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Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


Dated:  January 19, 1996
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Mercantile Bancorporation, Inc.


By:     S/ Janie Greenwood Harris
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Janie Greenwood Harris, Senior Attorney

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                                   EXHIBIT A


Item 7.    Identification of Relevant Subsidiaries


           Name                                    Item 3 Classification
           ---------------------------------------------------------------------

           Mercantile Bank of St. Louis N.A.              Bank

           Mercantile Trust Company N.A.                  Trust Company

           Mercantile Bank of Joplin                      Bank

           Mercantile Bank of Kansas City                 Bank

           Mercantile Bank of Springfield                 Bank

           Mercantile Bank of Illinois                    Bank

           Mercantile Bank of Cape Girardeau              Bank

           Mercantile Bank of St. Joseph                  Bank

           Mercantile Bank of Centralia                   Bank

           Mercantile Bank of Kansas                      Bank

           Mercantile Bank of Topeka                      Bank

           Mercantile Bank of Lawrence                    Bank

           Mercantile Bank of Flora                       Bank

           Mississippi Valley Advisors, Inc.              Investment Adviser


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